Exhibit 1.01
Conflict Minerals Report
NIKE, Inc. (including NIKE, Inc. and its subsidiaries, collectively, "we," "us," "our," "NIKE" or the "Company") has prepared this Conflict Minerals Report under Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and the requirements of Form SD thereunder (collectively, the "Conflict Minerals Rule") for the required reporting period of January 1, 2015 to December 31, 2015 (the "reporting period").
Executive Summary
Tin, tantalum, tungsten and gold (collectively, "Conflict Minerals" or “3TG”) are not necessary to the functionality or production of the majority of our products. Therefore, those products are not subject to disclosure by us under the Conflict Minerals Rule. We are filing this report because, after a reasonable country of origin inquiry, we had reason to believe that a portion of the 3TG necessary to the functionality or production of some of the athletic footwear, apparel, and equipment products that we contracted to manufacture may have originated in the Democratic Republic of the Congo or its adjoining countries (collectively, the "Covered Countries") and may not have come from recycled or scrap sources. Our in-scope products taken as a whole included tin, tungsten and gold, although each in-scope product did not contain all three of these minerals. For 2015, our in-scope products did not contain tantalum.
We do not purchase 3TG directly from mines, smelters or refiners. In addition, NIKE does not have manufacturing operations producing products subject to the Conflict Minerals Rule. Our products are contracted to be manufactured for us. Our supply chain with respect to these products is complex. There are many third parties in the supply chain between the ultimate manufacturer of the products containing Covered 3TG (defined below) and the original source of the Covered 3TG. As a result, we must rely on our supply chain to provide information regarding the origin of Covered 3TG in our products.

Reasonable Country of Origin Inquiry ("RCOI")

We conducted, in good faith, an RCOI with respect to the athletic footwear, apparel, and equipment products that we contracted to manufacture that contain or may contain 3TG that are necessary to the functionality or production of the products (we refer to these 3TG as the "Covered 3TG" and the suppliers of these products as "Covered Suppliers"). Our inquiry was reasonably designed to determine whether the Covered 3TG originated in the Covered Countries or came from recycled or scrap sources. For our RCOI, to the extent applicable, we utilized the same processes and procedures as for our due diligence, in particular the systems, processes and procedures contemplated by Steps 1 and 2 of the OECD Due Diligence Guidance (defined below).

For 2015, the Covered Suppliers identified to us 79 smelters and refiners that may have processed the Covered 3TG. We concluded that 76 of these smelters and refiners sourced entirely from outside of the Covered Countries, including from recycled or scrap sources. Our conclusion is based on information provided by the Conflict-Free Sourcing Initiative (the “CFSI”) to its members.

Pursuant to the Conflict Minerals Rule, based on the results of our RCOI, we were required to conduct due diligence for 2015. These due diligence efforts are discussed below.

Due Diligence Design

Design Framework

We designed our due diligence framework to conform, in all material respects, with the Organisation for Economic Co-operation and Development's Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Third Edition, 2016) (the "OECD Due Diligence Guidance").

Selected Elements of Design Framework

A.    Company Management Systems
We have a 3TG policy, which is as follows:
“Under Rule 13p-1 of the Securities Exchange Act issued by the U.S. Securities and Exchange Commission (“SEC”), conflict minerals are defined as tin, tungsten, tantalum, and gold (“3TG”). SEC Registrants are required to (1) determine if conflict minerals are necessary to the functionality or production of products the Registrant manufactured or contracted to be manufactured, (2) undertake reasonable efforts to determine if the conflict minerals originated in the Democratic Republic of the Congo or adjoining countries (“Covered Countries”), and finally, (3) report on the results of those procedures.
“The policy of NIKE, Inc. (“NIKE”) is to comply with all disclosure and reporting requirements under Rule 13p-1 of Securities Exchange Act. NIKE conducts an annual survey of its supply chain and expects suppliers to participate fully in the activities related to NIKE’s conflict minerals program. NIKE supports the responsible sourcing of 3TG from the Covered Countries using CFSI compliant smelters and refiners. In addition, NIKE encourages smelters and refiners to participate in conflict-free sourcing certification programs. Our 3TG policy is distributed to appropriate employees and Covered Suppliers.”
We have an internal management team (the "Core Working Group") supporting supply chain due diligence. The Core Working Group consists of a Conflict Minerals and Chemistry Manager, a Conflict Minerals and Chemistry Coordinator, and representatives from our Global Sourcing and Manufacturing, Sustainable Sourcing and Manufacturing, Product Safety, Controlling, Corporate Audit, Operations, Communications, and Legal business units. The Core Working Group reports to an Executive Steering Committee composed of senior executives from our Global Sourcing and Manufacturing, Sustainable Manufacturing and Sourcing, Corporate Audit, and Legal business units. The Core Working Group meets as needed to implement systems and procedures reasonably designed to enable our compliance, and provides status updates to and receives guidance from the Executive Steering Committee.
We maintain internal records relating to our 3TG compliance program for 5 years.
We are a member of the CFSI and the Retail Industry Leaders Association's ("RILA") Responsible Sourcing Working Group. Participation in these industry groups helps us identify and assess risk in our supply chain and better understand industry-wide initiatives with respect to conflict-free sourcing of 3TG.
Interested parties who wish to voice concerns regarding the circumstances of mineral extraction, trade, handling and export in the Covered Countries may contact the CFSI. The contact information for the CFSI is contained on its website.
B.    Identify and Assess Risks in the Supply Chain
To identify and assess the risk of Covered 3TG in our supply chain, we send the Conflict Minerals Reporting Template (the "CMRT") developed by the CFSI, together with instructions on how to complete it, to Covered Suppliers.
We review the CMRTs provided by the Covered Suppliers against our internally developed review criteria. That review includes ensuring that all mandatory fields of the CMRT are completed and looking for warning signs indicating inaccuracies in the CMRT or indications that the 3TG disclosed by the Covered Supplier may have originated in a Covered Country. When such a "red flag" is identified, we follow up with the Covered Supplier to confirm or gather more information about its response.
We compare the smelters and refiners provided by Covered Suppliers against the CFSI's list of compliant smelters and refiners (the "Compliant Smelter List") and related country of origin information provided by the CFSI to its members to assess whether Covered Suppliers are using 3TG from compliant sources and the origin of those 3TG.

C.    Design and Implement a Strategy to Respond to Identified Risks
Our 3TG due diligence findings are reported to the Conflict Minerals Executive Steering Committee.
Under our risk mitigation strategy, we take such risk mitigation efforts as we deem to be appropriate based on the findings of our supply chain risk assessment. Our risk mitigation efforts are determined by the particular facts and circumstances and risks identified.
D.    Carry Out Independent Third Party Audit of Smelters' and Refiners' Due Diligence Practices
We are a member of the CFSI and, as such, support the CFSI's efforts and rely on it to coordinate the conduct of independent third-party audits of smelter and refiner due diligence practices.
E.    Report Annually on Supply Chain Due Diligence
We file a Form SD, and to the extent applicable, a Conflict Minerals Report, with the Securities and Exchange Commission and place those disclosures on our public Internet website.
Due Diligence Performed
In furtherance of our 3TG due diligence, we performed the due diligence measures discussed below for 2015. These are not all of the measures that we took in furtherance of our 3TG compliance program and pursuant to the Conflict Minerals Rule and the OECD Due Diligence Guidance. For a discussion of the design of our due diligence measures, see “Due Diligence Design.”

◦	We sent the CMRT, together with instructions on how to complete it, to the Covered Suppliers. We received completed CMRTs from 96% of the Covered Suppliers.

◦
We reviewed the completed CMRTs provided by the Covered Suppliers in accordance with our written criteria. When a "red flag" under our written criteria was identified, we followed up with the Covered Supplier to confirm or gather more information about its response.

◦
We compared the smelters and refiners provided by the Covered Suppliers against the Compliant Smelter List and related country of origin information made available by the CFSI to its members to determine which smelters or refiners identified in the CMRTs were listed as compliant and the origin of the 3TG that they processed.

◦	We submitted two non-standard smelters or refiners identified in our RCOI to CFSI for validation.

◦	The Core Working Group provided status updates to and received guidance from the Executive Steering Committee.

◦	To further mitigate the risk that the Covered 3TG directly or indirectly finance or benefit armed conflict in the Covered Countries, we took the following additional steps:

▪	We provided a training program on the reporting requirements for 3TG that was made available to the Covered Suppliers at no cost to them.

▪
We sent a letter to the smelters and refiners identified by the Covered Suppliers that were not listed as compliant by the CFSI, asking them to work with the CFSI’s Conflict-Free Smelter Program to become compliant.

▪
We sent a letter to the smelters and refiners identified by the Covered Suppliers that were conflict-free, thanking them for their participation in conflict-free smelter certification programs, and encouraging them to continue such participation.

Product Description
3TG are not necessary to the functionality or production of the majority of our products. We determined that certain of our athletic footwear, apparel, and equipment products were in-scope for purposes of our compliance. Not all of our products in each of these categories were in-scope. For example, in calendar year 2015, because of production cycles, electronics products were no longer in-scope.
The Covered Suppliers use 3TG from many smelters and refiners and generally do not trace the 3TG purchased from particular smelters and refiners to a particular product. Therefore, the completed CMRTs we received were typically responses at a company level, rather than at a product specific level (meaning that acknowledgement of the use of 3TG by a company generally may or may not apply to products specifically sold to us). We cannot say with certainty that the Covered 3TG from the smelters or refiners identified on the CMRTs by Covered Suppliers are contained in our products. In addition, the smelters and refiners identified by the Covered Suppliers may not be all of the smelters and refiners in the supply chains of our products, since not all of the Covered Suppliers were able to identify all of the smelters and refiners used to process the Covered 3TG, and a small portion of the Covered Suppliers did not respond to our inquiries.
A summary of the facilities that may have been used to process the Covered 3TG, and the country of origin of the Covered 3TG if known, is contained on the attached Exhibit A to this Conflict Minerals Report. The country of origin information was derived from information made available by the CFSI to its members.
We have endeavored to determine the mine or location of origin of the Covered 3TG by requesting that the Covered Suppliers provide us with completed CMRT and through the other measures described in this Conflict Minerals Report.
Following our due diligence process, we do not have sufficient information to determine the country of origin of at least a portion of the Covered 3TG in each of our in-scope products.
Future Risk Mitigation Efforts
We intend to continue to engage with our Covered Suppliers to obtain current, accurate and complete information about our 3TG supply chain, using the 2016 major Revision of the CMRT. We also intend to continue to participate in the CFSI and the RILA Responsible Sourcing Work Group. On an annual basis, we to plan to continue to contact non-conflict free compliant smelters and ask them to participate in conflict-free smelter certification programs.

EXHIBIT A

Capitalized terms used and not otherwise defined in this Exhibit have the meanings set forth in the Conflict Minerals Report of which this Exhibit is a part. This Exhibit should be read together with the Conflict Minerals Report, since the Conflict Minerals Report contains information that may be relevant to an understanding of the information on this Exhibit and its applicability to us. In particular, see the information under "Product Description."

The smelter and refiner information in Column 1 of Table 1 below was provided by the Covered Suppliers in connection with our RCOI or due diligence process, as applicable. These smelters and refiners appear on the CMRT’s Smelter Reference List tab. Column 2 indicates the smelters and refiners that are on the CFSI's Compliant Smelter List.

Table 1: Facilities Used to Process Covered 3TG

Metal	Column 1 Known Smelters and Refiners	Column 2 Compliant Smelters and Refiners (1)
	Total	Total	% of Known Smelters and Refiners
Gold	42	39	93%
Tantalum	0	0	--
Tin	26	24	92%
Tungsten	11	8	73%
TOTAL	79	71	90%

(1) "Compliant" means that a smelter or refiner is listed as compliant with the Conflict-Free Smelter Program’s ("CFSP") assessment protocols, including through mutual recognition and those classified as "Re-audit in process" by the CFSP. Included smelters and refiners were not necessarily Compliant for all or part of 2015 and may not continue to be Compliant for any future period. Smelter or refiner status reflected in the table is based solely on information made publicly available by the CFSI, without independent verification by us.

Of the Compliant smelters and refiners identified to us by the Covered Suppliers, 68 sourced solely from outside of the Covered Countries, including from recycled or scrap sources. The table below provides information on the identified Compliant smelters and refiners that sourced in whole or in part from the Covered Countries. The foregoing determinations are from information made available by the CFSI to its members. We do not have country of origin information for smelters and refiners that are not Compliant. In addition, the CFSI does not make available to its members country of origin information for some of the Compliant smelters and refiners.

Table 2: Country of Origin of 3TG

Metal	Originates in a Covered Country?
	Total Smelters and Refiners Sourcing from the Covered Countries	% of Known Smelters and Refiners
Gold	0	0%
Tantalum	0	0%
Tin	2	8%
Tungsten	1	9%
TOTAL	3*	4%

*The 3 identified smelters are Compliant.